Filed Pursuant to Rule 433

Registration Statement No. 333-215597

October 4, 2017

The Bank of Nova Scotia

US$1,250,000,000

4.650% Fixed to Floating Rate Non-Cumulative

Subordinated Additional Tier 1 Capital Notes

(Non-Viability Contingent Capital (NVCC))

(subordinated indebtedness)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Issue:	4.650% Fixed to Floating Rate Non-Cumulative Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (the “Notes”)

Format:	SEC Registered

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations and, in the event of the Bank’s insolvency or winding-up, will rank (a) subordinate in right of payment to the prior payment in full of all Higher Ranked Indebtedness (as defined in the Prospectus Supplement) and (b) in right of payment equally with and not prior to Deeply Subordinated Indebtedness (as defined in the Prospectus Supplement) (other than Deeply Subordinated Indebtedness which by its terms ranks subordinate to the Notes) of the Bank, in each case, from time to time outstanding. The Notes will constitute subordinated indebtedness for the purposes of the Bank Act (Canada). In the event of the Bank’s insolvency or winding-up, the Notes will rank ahead of the Bank’s Common Shares (as defined below) and preferred shares.

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation.

Principal Amount:	US$1,250,000,000

Expected Ratings*:	BBB- / Baa3 (S&P / Moody’s)

Trade Date:	October 4, 2017

Settlement Date:	October 12, 2017 (T+5)

Maturity Date:	The Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Notes except in the event of bankruptcy or insolvency, provided that an NVCC Automatic Conversion has not occurred. See “Events of Default” and “NVCC Automatic Conversion” below.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Rate:	From and including the Settlement Date to, but excluding, October 12, 2022 (the “Fixed Rate Period”), interest will accrue on the Notes at an initial rate equal to 4.650% per annum. From and including October 12, 2022 (the “Floating Rate Period”), interest will accrue on the Notes at a rate per annum equal to three-month LIBOR (as defined in the Prospectus Supplement) plus 264.8 bps and will reset quarterly.

Interest Payment Dates:	Subject to the Bank’s right to cancel interest payments, interest on the Notes will be payable semi-annually in arrears on April 12 and October 12 of each year, commencing on April 12, 2018 to and including October 12, 2022, and quarterly in arrears on January 12, April 12, July 12 and October 12 of each year, commencing on January 12, 2023 (each, an “Interest Payment Date”).

Discretionary Cancellation of Interest Payments:

Interest will be due and payable on an Interest Payment Date only if it is not cancelled by the Bank. Any cancelled interest payments will not be cumulative. The Bank has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part), with notice to the holders of the Notes, any interest payment that would otherwise be payable on any Interest Payment Date. As a result, you may not receive any interest on any Interest Payment Date or at any other times, and you will have no claims whatsoever in respect of that cancelled interest.

Day Count / Business Day Convention:	With respect to the Fixed Rate Period, interest will be calculated on the basis of a 360-day year of twelve 30-day months. With respect to the Floating Rate Period, interest will be calculated on the basis of a 360-day year and the actual number of days elapsed.

Optional Redemption:	The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), redeem the Notes, in whole or in part, on any Interest Payment Date on or after October 12, 2022, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of redemption (except to the extent such unpaid interest was cancelled as described above under “Discretionary Cancellation of Interest Payments”).

The Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus Supplement), at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of redemption (except to the extent such unpaid interest was cancelled).

Additionally, the Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, on any date following the occurrence of a Tax Event (as defined in the Prospectus Supplement), at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of redemption (except to the extent such unpaid interest was cancelled).

Price to Public (Issue Price):	100.000%

Net Proceeds (before expenses):	US$1,234,375,000

Benchmark Treasury:	1.875% due September 30, 2022

Benchmark Treasury Price and Yield:	99-25 1⁄4; 1.920%

Re-Offer Yield:	4.650%

Semi-annual Equivalent Re-Offer Spread to Treasury:	273 bps

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, into that number of fully-paid common shares of the Bank (the “Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (an “NVCC Automatic Conversion”).

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs (with the conversion occurring as of the start of business on the date on which the Trigger Event occurs), converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, Current Market Price shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of CAD$5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.25.

“Note Value” means, in respect of each Note, US$1,000 plus any accrued and unpaid interest on such Note up to, but excluding, the date of the Trigger Event (except to the extent such unpaid interest was cancelled).

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus Supplement) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information.

Trigger Event:	Trigger Event has the meaning set out in the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter 2 – Definition of Capital dated December 2016, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•     the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•     a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Dividend Stopper and Restriction on Retirement of Shares:

If on any Interest Payment Date, the Bank does not pay in full the applicable interest on the Notes that is due and payable on such Interest Payment Date (whether as a result of cancellation or otherwise), the Bank will not (a) declare dividends on the Common Shares or the preferred shares of the Bank or (b) redeem, purchase or otherwise retire any Common Shares or preferred shares of the Bank (except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching to any preferred shares of the Bank), in each case, until the month commencing immediately after the Bank makes an interest payment in full on the Notes.

Events of Default:

An Event of Default will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. Neither the failure to make a payment on the Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC Automatic Conversion upon the occurrence of a Trigger Event will constitute an Event of Default.

If an Event of Default has occurred, and a Trigger Event has not occurred, the entire principal amount of and accrued and unpaid interest on all of the Notes (except to the extent such unpaid interest was cancelled) will become immediately due and payable without any declaration or other act on the part of the Trustees or any holders of the Notes.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of the Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any person whom the Bank or either Trustee has reason to believe is an Ineligible Person (as defined in the Prospectus Supplement) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus Supplement) through the acquisition of Common Shares.

Repurchase for Cancellation:	Subject to the prior written approval of the Superintendent, the Bank may at any time and from time to time, repurchase for cancellation any Notes in the open market, by tender or by private agreement, in any manner and at any price or at differing prices.

Payment of Additional Amounts:	Subject to the Bank’s sole and absolute right to cancel interest payments at any time, the Bank will pay additional amounts in respect of any withholding or deduction imposed in respect of payments on the Notes subject to certain exemptions as described under “Description of the Notes – Payment of Additional Amounts” in the Prospectus Supplement.

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

Use of Proceeds:	The net proceeds of this offering will be used for general business purposes.

Global Coordinator, Structuring Agent and Joint Bookrunner:	UBS Securities LLC

Joint Bookrunners:	Scotia Capital (USA) Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Trustees:	Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee

CUSIP/ISIN:	064159 KJ4 / US064159KJ44

Governing Law:	The Notes and the Indenture will be governed by the laws of the State of New York, except that the provisions relating to an NVCC Automatic Conversion and the subordination provisions will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

The following information updates and supersedes the information contained in the preliminary prospectus supplement dated September 28, 2017 (the “Prospectus Supplement”) to the extent that such information is inconsistent therewith.

The fifth full paragraph under “Risk Factors – During the Floating Rate Period, the Notes will bear interest at a floating rate that may be volatile. Increased regulatory oversight and changes in the method pursuant to which the LIBOR rates are determined may adversely affect the value of the Notes” is hereby replaced in its entirety with the following:

In the event that a published LIBOR rate is unavailable during the Floating Rate Period, the rate on the Notes will be determined as set forth under “Description of the Notes – Interest – Floating Rate Period.” If the calculation agent determines that LIBOR has been discontinued, the calculation agent will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month U.S. dollar LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. The calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. If this occurs, the value of the Notes may be adversely affected.

The fourth full paragraph under “Description of the Notes – Interest – Floating Rate Period” is hereby replaced in its entirety with the following:

On any Interest Determination Date, “three-month LIBOR” will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least US$1,000,000, as such rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on such Interest Determination Date. If on an Interest Determination Date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if the “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM” (or any successor or replacement page). If the calculation agent determines that three-month LIBOR has been discontinued, then it will determine whether to use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the calculation agent determines there is an industry accepted successor base rate, the calculation agent shall use such successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may also implement changes to the business day convention, the definition of business day, the Interest Determination Date and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant business day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate. Unless the calculation agent determines to use a substitute or successor base rate as so provided, the following will apply: If no offered rate appears on “Reuters Page LIBOR01” (or any successor or replacement page) or Bloomberg L.P. page “BBAM” (or any successor or replacement page) on an Interest Determination Date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with the Bank) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least US$1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the Interest Determination Date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least US$1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average of the quotations provided. If no quotation is provided as described above, then the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the second London business day immediately preceding the first day of such interest period in its sole discretion.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-215597) (including a base shelf prospectus dated February 1, 2017, the “Prospectus”), the Prospectus Supplement and a free writing prospectus dated October 3, 2017 (the “FWP”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the FWP and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, the Prospectus Supplement and the FWP if you request it by calling UBS Securities LLC at (888) 827-7275, Scotia Capital (USA) Inc. at (800) 372-3930, Citigroup Global Markets Inc. at (800) 831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322.